Exhibit (a)(1)(vi)
IMMEDIATE ATTENTION REQUIRED!
June 2, 2010

Re:	Emmis Corporation Stock in the Emmis Operating Company 401(k) Plan
Dear Plan Participant:
This letter is provided to you, a participant in the Emmis Operating Company 401(k) Plan (the “Plan”). Enclosed for your consideration are the Offer to Purchase, dated June 2, 2010 (the “Offer to Purchase”, and together with any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis Communications Corporation, an Indiana corporation (“Emmis”) and JS Acquisition, LLC, an Indiana limited liability company that is wholly owned by Mr. Smulyan (“JS Parent”), to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”) that are not Shares (the “Rollover Shares”) to be contributed to Emmis by the shareholders set forth in the Rollover Agreement (the “Rolling Shareholders”), dated May 24, 2010, by and among JS Parent and the Rolling Shareholders or Shares beneficially owned by JS Acquisition, JS Parent, Mr. Smulyan, his affiliates (collectively with JS Acquisition, JS Parent and Mr. Smulyan, the “Purchaser Group”) and Alden Global Capital (together with its affiliates and related parties, “Alden”), a private asset management company with over $3 billion under management, dated May 24, 2010, by and among JS Parent and the shareholders set forth therein. The offer price is $2.40 per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”). The offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase.
You should carefully review the enclosed documents, which describe the Offer, and decide whether you wish to tender some or all of the Shares in your Plan account. You also should read this entire letter to make sure you understand the procedures you should follow if you wish to tender your Shares and how the Offer otherwise will affect your Plan account, including that the cash proceeds paid to the Plan for your tendered Shares upon consummation of the Offer will be invested in the FFI Institutional Fund under the Plan until redirected by you.
Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.
Your prompt action is requested. If you wish to tender some or all of the Shares in your Plan account, you must direct the Plan’s trustee (Bank of America, N.A.) (the “Trustee”) by the deadline for response, which is 3:00 p.m., New York City time, on Friday, June 25, 2010, two business days prior to the expiration of the Offer (the “Plan Deadline”). As described in the enclosed documents, JS Acquisition may decide to extend the Offer, in which case the Plan Deadline will be extended to 3:00 p.m., New York City time, on the second business day prior to the expiration of the Offer, as extended. You will not receive any special notification of the extension of the Offer, but JS Acquisition will issue a press release upon any extensions of the Offer. You also may contact the Trustee for information on whether the Offer has been extended. To do so, you must call 1-800-228-4015 and speak with a Participant Services Representative.
Please note carefully the following:
     1. The tender price is $2.40 per Share in cash, without interest and less any applicable withholding taxes.
     2. The Offer is being made for all outstanding Shares that are not Rollover Shares or Shares beneficially owned by the Purchaser Group and Alden.
     3. The completion of the Offer is subject to various conditions, including:
•	the Merger Agreement not being terminated;

•	the Committee and/or the Board not having made an Adverse Recommendation Change (as described in “Special Factors” (Section 4 — Position of the Committee and the Board) of the Offer to Purchase);

•	the Minimum Tender Condition being satisfied;

•	the Alden Purchase Agreement not being terminated and the payment by Alden Media of the purchase price to JS Parent in cash pursuant to the Alden Purchase Agreement;

•	obtaining the Required Vote; and

•	the Proposed Amendments being in full force and effect.

The Minimum Tender Condition cannot be waived without the consent of Alden Media and the Committee. Based on the number of Shares outstanding as of May 17, 2010, the Minimum Tender Condition would be deemed satisfied upon the valid tender in the Offer of at least 10,802,894 Shares, or 32.8% of the Shares outstanding. Mr. Smulyan holds sufficient Shares and Class B Shares such that the Proposed Amendments do not require the affirmative vote of any holder of Emmis capital stock other than Mr. Smulyan and holders of 2/3 of the Existing Preferred Stock. The Offer is also subject to the other conditions described in “The Offer” (Section 11 — Conditions of the Offer). Pursuant to the Alden Purchase Agreement, the conditions to the Offer cannot be waived or modified by JS Acquisition without Alden Media’s prior written consent.
PROCEDURE FOR DIRECTING THE TRUSTEE
The Trustee will accept direction relating to this Offer from Plan participants only by telephone. To direct the Trustee to tender some or all of your Shares, you must call 1-800-228-4015 and speak with a Participant Services Representative no later than the Plan Deadline. Representatives will be available from 8:00 a.m. to 7:00 p.m., New York City time, on all days that the New York Stock Exchange is open, which is generally Monday through Friday, except for holidays. Your Shares will not be tendered into the Offer unless you instruct the Trustee to do so. If you do not want the Trustee to tender your Shares, you do not need to do anything. If you do not provide a properly completed direction to the Trustee by the Plan Deadline, Shares in your Plan account will not be tendered in response to the Offer.
You may withdraw or change your direction, as long as you do so by the Plan Deadline. To do so, you must call 1-800-228-4015 and speak with a Participant Services Representative. The last timely, properly completed direction that the Trustee receives from a participant by the Plan Deadline will control and be followed by the Trustee.
Shares added to your account after you have directed the Trustee to tender Shares will not be tendered in response to the Offer. If you have directed the Trustee to tender some or all of your Shares and then acquire additional Shares after your direction, you must contact the Trustee again by the Plan Deadline if you wish to direct the Trustee to tender some or all of those additional shares.
The Trustee will not provide the results of your individual direction to JS Acquisition or Emmis; the Trustee will provide only results for the Plan as a whole.
Please understand that Emmis and the Trustee will hold any instructions you submit in complete confidence, such that it is intended that you are under no duress, pressure, or responsibility to make any particular decision or to decide whether to tender your Shares at all if you do not want to do so. In accordance with federal law, Emmis will not authorize or support any adverse or other employment action against you based on whether or not you tender your Shares.
The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.
OTHER CONSEQUENCE OF TENDER ON YOUR PLAN ACCOUNT
If you instruct the Trustee in accordance with the procedures above to tender some or all of the Shares in your Plan account, exchanges out, loans, withdrawals and distributions involving the tendered Shares will be prohibited until all processing related to the Offer has been completed. Shares held in your Plan account, however, will be utilized to calculate amounts eligible for loans and withdrawals during this period.
Shares that you do not elect to tender will continue to be available for exchanges out, loans, withdrawals and distributions, subject to Plan rules.

IF THE TENDER OFFER IS COMPLETED
If the Offer is completed, each Share properly tendered will be exchanged for the Offer Price. Following the completion of the Offer, JS Acquisition intends to, as soon as reasonably practicable, effect a merger under Indiana law between Emmis and JS Acquisition or a wholly-owned subsidiary of JS Acquisition (the “Merger”) and would not have to obtain further approval of the Board of Directors or shareholders of Emmis to do so. Other than 9,755 Shares held by Mr. Smulyan directly, 190,245 Class B Shares held by Mr. Smulyan directly (which he will convert into Shares immediately prior to the Merger), the 8, 441 Shares held by Mr. Smulyan in Emmis’ 401(k) plan and the 30,625 Shares held by The Smulyan Family Foundation (collectively, the “Retained Shares”), which will be retained by Mr. Smulyan and The Smulyan Foundation, immediately prior to the Merger, all Common Shares held by the Purchaser Group and Rollover Shares of the Rolling Shareholders will be contributed to Emmis and cancelled, in satisfaction of each’s respective obligations under the Alden Purchase Agreement and the Rollover Agreement and in consideration for JS Parent Common Interests. Each Share that remains outstanding after the contribution to Emmis and cancellation of the Rollover Shares and the Shares held by the Purchaser Group will be converted in the Merger into the right to receive from Emmis cash consideration in an amount equal to the Offer Price. Such Shares will include any Shares that are not tendered in the Offer, the Shares held by the Alden Fund and the Retained Shares. After the Merger, JS Acquisition will merge with and into Emmis with Emmis surviving the Merger as a subsidiary whose equity securities are owned entirely by JS Parent and Mr. Smulyan.
Cash proceeds received by the Plan from the Offer and/or Merger will be allocated to participant Plan accounts and invested in the FFI Institutional Fund under the Plan. You may redirect those funds at any time to any of the investment funds available under the Plan by going on-line to www.benefits.ml.com or by calling the Retirement & Benefits Contact Center at 1-800-228-4015. If you are utilizing the PersonalManagerTM feature of the Advice Access service under the Plan or the portfolio rebalancing feature of the Plan, the proceeds of the tender offer directed to the FFI Institutional Fund will be rebalanced on your next scheduled rebalance date following the deposit into the FFI Institutional Fund. The cash proceeds received by the Plan and allocated to your Plan account in the Offer and/or Merger will not be subject to taxation at the time allocated, as they will not be distributed by the Plan to you, but will remain in your Plan account, subject to Plan rules on withdrawal and distribution.
IF THE TENDER OFFER IS NOT COMPLETED
If the Offer is not completed, shareholders will not receive any payment for their Shares in connection with the Offer. In this event, Emmis will remain a public company, its Shares will continue to be listed on the NASDAQ Global Select Market, and the Shares will remain in place under the Plan. Any Shares that you directed the Trustee to tender would be credited back to your Plan account.

SHARES HELD OUTSIDE THE PLAN
If you hold Shares outside of your Plan account, you will receive, under separate cover, tender offer materials which can be used to tender such Shares. Those tender offer materials may not be used to direct the Trustee to tender or not tender the Shares in your Plan account. The direction to tender or not tender Shares in your Plan account may only be made in accordance with the procedures in this letter.

Sincerely, Plan Administrator for the Emmis Operating Company 401(k) Plan